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                              [Perrigo Letterhead]


                                  April 2, 2008

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, NE
Washington, DC 20549-6010
Attn:  Mr. Jeffrey Riedler

     RE:  PERRIGO COMPANY
          FORM 10-K FOR FISCAL YEAR ENDED JUNE 30, 2007
          FILED AUGUST 23, 2007
          FILE NO. 000-19725

Dear Mr. Riedler:

     This letter sets forth the responses of Perrigo Company to comments on the above-referenced filing provided by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated February 29, 2008 and received by us on March 19, 2008.

     The Staff's comments are restated below in bold type and are in each case followed by our response.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2007

ITEM I. BUSINESS

ACQUISITION, PAGE 6

     1. WE NOTE THAT YOU ACQUIRED PRODUCTS FROM GLADES PHARMACEUTICALS FOR APPROXIMATELY $57 MILLION. ADDITIONALLY, IT APPEARS THAT THE ACQUISITION AGREEMENT PROVIDES FOR FUTURE COLLABORATION. PLEASE DISCUSS THE MATERIAL TERMS OF THE AGREEMENT, INCLUDING:

          -    INFORMATION ABOUT THE PRODUCTS OR NUMBER OF PRODUCTS ACQUIRED;
               AND

          - EACH PARTIES OBLIGATIONS AND BENEFITS UNDER THE COLLABORATION PROVISIONS.

     ADDITIONALLY, PROVIDE US WITH AN ANALYSIS SUPPORTING YOUR DETERMINATION THAT A FORM 8-K DISCLOSING THIS ACQUISITION WAS NOT REQUIRED TO BE FILED.


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Securities and Exchange Commission
April 2, 2008
Page 2


Material Terms

     On March 26, 2007, we acquired certain generic prescription products from Glades Pharmaceuticals, LLC (Glades) for approximately $57 million in cash plus $2.5 million of consideration for future research and development collaborations. In particular, we acquired nine generic prescription dermatological products that were already on the market and four pipeline products that are still in the research and development stage.

     Pursuant to the collaboration portion of the agreement, we have agreed to perform future research and development work for Glades relating to mutually agreeable products, which have not yet been identified by the parties. To the extent that the $2.5 million has not been fully allocated to research and development projects on mutually agreeable products within five years, the unallocated portion of that amount will be applied to reduce royalties otherwise payable by Glades and its affiliates to us and our affiliates on other products so that the unallocated portion will have been fully utilized by the seventh anniversary of the acquisition. In addition, an affiliate of Glades will continue to manufacture certain of the acquired products for us until the manufacturing for all products has been transitioned to us.

     The third quarter of fiscal 2007 included a charge of $8.3 million related to the write-off of in-process research and development acquired from Glades. The operating results related to the acquired products are included in our consolidated results of operations beginning in the fourth quarter of fiscal 2007 and included a $4.6 million charge to cost of sales equal to the step-up in the value of inventory acquired, as this inventory was sold in the fourth quarter of fiscal 2007.

Form 8-K Analysis

     At the time of the Glades acquisition, we analyzed whether the transaction involved the acquisition of a "significant amount of assets" within the meaning of Item 2.01 of Form 8-K. Instruction 4 to Item 2.01 of Form 8-K provides that an acquisition is deemed to involve "a significant amount of assets":

          (i) if the registrant's and its other subsidiaries equity in the net book value of such assets or the amount paid or received for the assets upon such acquisition or disposition exceeded 10% of the total assets of the registrant and its consolidated subsidiaries; or

          (ii) if it involved a business (as defined in Rule 11-01(d) of Regulation S-X) that is significant (as defined in Rule 11-01(b) of Regulation S-X).

     As of December 30, 2006 (the end of our most recently completed fiscal period prior to the consummation of the Glades acquisition), our consolidated total assets were $1.854 billion. The total acquisition consideration of $59.5 million was approximately 3.2% of our total consolidated assets. Therefore, the first test for significance was not satisfied.

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Securities and Exchange Commission
April 2, 2008
Page 3


     Rule 11-01(b) of Regulation S-X provides that a business combination is considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 1-02(w), substituting 20% for 10% in each place it appears therein. Under Rule 1-02(w), as modified by Rule 11-01(b), a subsidiary is deemed significant if it meets any of the following tests:

          (i) the registrant's and its other subsidiaries' investments in and advances to the subsidiary exceed 20% of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

          (ii) the registrant's and its other subsidiaries' proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

          (iii) the registrant's and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 20 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.

     As of July 1, 2006, our most recently completed fiscal year prior to the Glades acquisition, our consolidated total assets were $1.751 billion. The total acquisition consideration of $59.5 million was approximately 3.4% of our consolidated total assets. Therefore, the first test for significant subsidiary was not satisfied.

     Upon the consummation of the Glades acquisition, we owned all of the assets of the acquired business, which totaled $59.5 million as of the date of the acquisition. This amount represented approximately 3.4% of our consolidated total assets of $1.751 billion as of July 1, 2006. Therefore, the second test for significant subsidiary was not satisfied.

     In its most recently completed fiscal year prior to the acquisition, the business that we acquired from Glades had income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of $13.5 million (based on information supplied by Glades in the course of our due diligence). This represented approximately 12.8% of our income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle for the year ended July 1, 2006 of $105.9 million. Therefore, the third test for significant subsidiary was not satisfied.

     Based on the foregoing analysis, we concluded that we were not required to file a Form 8-K disclosing the consummation of the Glades acquisition.

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Securities and Exchange Commission
April 2, 2008
Page 4


COLLABORATION AGREEMENT, PAGE 6

     2. WE NOTE YOUR DISCLOSURE THAT YOU ENTERED INTO AN AGREEMENT TO COLLABORATE ON THE DEVELOPMENT AND MANUFACTURE OF TWO DRUG PRODUCTS AND THE REVENUES RELATED TO THE AGREEMENT HAD A SIGNIFICANT POSITIVE IMPACT ON GROSS PROFIT IN THE SECOND HALF OF FISCAL 2006, ALL OF FISCAL 2007 AND ARE EXPECTED TO CONTINUE TO CONTRIBUTE SIGNIFICANTLY TO GROSS PROFIT DURING FISCAL 2008. PLEASE DISCUSS THE MATERIAL TERMS OF THE AGREEMENT, INCLUDING:

               -    THE IDENTITY OF THE OTHER PARTY;
               -    THE TWO PRODUCTS;
               -    AMOUNTS PAID/RECEIVED TO DATE;
               -    AGGREGATE POTENTIAL PAYMENTS;
               -    EXISTENCE OF ROYALTY PROVISIONS; AND
               -    DURATION AND TERMINATION PROVISIONS.

     FILE THE AGREEMENT AS AN EXHIBIT TO THE REGISTRATION STATEMENT OR PROVIDE US WITH AN ANALYSIS SUPPORTING YOUR DETERMINATION THAT THE AGREEMENT IS NOT REQUIRED TO BE FILED.

Material Terms

     During fiscal 2006, we entered into an agreement (the "Collaboration Agreement") with Cephalon Inc. pursuant to which the parties will collaborate on the development and manufacture of two drug products. The first product is a topical form of a proprietary Cephalon compound. The second product, which was identified and agreed upon by the parties in late 2006, is another topical form of that compound. We hold the authorized generic rights to the products, as well as the rights to manufacture the products for sale to Cephalon at a premium over our fully allocated manufacturing costs.

     As of March 31, 2008, we have received $32.0 million in total payments under this agreement. Under the terms of the agreement, we may receive additional payments of up to $8.0 million, conditioned on our completion of various milestones over the next 12 to 18 months. We also may receive payments of up to $20.0 million based on Cephalon's achievement of various milestones over the next several years. In the event that either product is commercialized, we also will receive royalty payments.

     The revenues recognized under the Collaboration Agreement, which totaled $20.0 million in fiscal 2007, are included within service and royalty revenues in the Rx Pharmaceuticals segment discussion included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 41 of the Form 10-K that is the subject of this letter. Revenues related to the Collaboration Agreement had a significant positive impact on the gross profit of our Rx Pharmaceuticals segment, but not on our consolidated gross profit, in the second half of fiscal 2006 and all of fiscal 2007 and 2008.

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Securities and Exchange Commission
April 2, 2008
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     Cephalon may terminate the Collaboration Agreement at any time, in which case (unless Cephalon terminates for cause based on a breach by us) Cephalon will make the remaining $8.0 million in payments that are conditioned on our achievement of milestones as described above. Unless sooner terminated by Cephalon, termination will occur (on a product-by-product and country-by-country basis) on the last to occur of (a) the expiration of any patents that protect the product and cover sales of such product in the territory where product is being sold; or (b) 10 years after the first commercial sales of the product in a given country.

Material Contract Analysis

     In the ordinary course of our business we collaborate with other parties with respect to research and development of new products. Accordingly, we view the Collaboration Agreement as the type of agreement that "ordinarily accompanies the kind of business conducted by" us, as described in Item 601(b)(10)(ii) of Regulation S-K. There are four exceptions in Item 601(b)(10)(ii) that would require the filing of a contract, other than a contract that is immaterial in amount or significance, even though the contract is of a type that ordinarily accompanies the kind of business conducted by a registrant.

     The first exception relates to contracts to which directors, officers, promoters, voting trustees, securityholders named in the report or underwriters are parties. This exception is not applicable to the Collaboration Agreement.

     The second exception relates to any contract upon which the registrant's business is substantially dependent, as in the case of continuing contracts to sell the major part of the registrant's products or services or to purchase the major part of the registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the registrant's business depends to a material extent. Our revenues and gross profit derived from the Collaboration Agreement in fiscal 2007 represented less than 1.5% of our total revenues and less than 5.0% of our gross profit, respectively, for that year, and we expect those percentages to be lower in fiscal 2008. Furthermore, the Collaboration Agreement does not affect our ability to "sell the major part of our products or services" or constitute a license to use a patent, formula, trade secret, process or trade name upon which our business depends to a material extent.

     The Collaboration Agreement is not the type of agreement covered by the third (acquisition or sale agreement) and fourth (material lease) exceptions.

     Based on the foregoing analysis, we concluded that the Collaboration Agreement was a contract made in the ordinary course of our business and did not fall within any of the four exceptions that would require that such an ordinary course contract be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

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Securities and Exchange Commission
April 2, 2008
Page 6


     3. ADDITIONALLY, ON PAGE 38, YOU DISCLOSE THAT YOU HAVE ENTERED INTO A FIVE YEAR SUPPLY, PURCHASE AND LICENSE AGREEMENT WITH THIS SAME PARTY. PLEASE DISCUSS THE MATERIAL TERMS OF THIS AGREEMENT, INCLUDING:

               -    IDENTIFICATION OF THE INTELLECTUAL PROPERTY ASSETS SOLD;
               -    IDENTIFICATION OF PRODUCTS TO BE PURCHASED/SOLD BY EACH
                    PARTY;
               -    MINIMUM PURCHASE REQUIREMENTS; AND
               -    PAYMENTS TO DATE.

     ADDITIONALLY, FILE THE AGREEMENT AS AN EXHIBIT OR PROVIDE US WITH AN ANALYSIS SUPPORTING YOUR DETERMINATION THAT IT IS NOT REQUIRED TO BE FILED.

Material Terms

     In fiscal 2006, we entered into a five-year supply, purchase and license agreement (the "Supply Agreement") with Cepahlon Inc. Pursuant to the agreement, we sold a patent and a patent application relating to the product modafinil to Cephalon for $4.0 million. That amount is identified as non-product revenues in the Active Pharmaceutical Ingredients (API) segment discussion included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 42 of the Form 10-K that is the subject of this letter.

     Cephalon is obligated to purchase a minimum of 50,000 kilograms of modafinil API over a five-year period, provided that our modafinil API is qualified for use in Cephalon's NDA. As of March 31, 2008, we have recognized approximately $2.67 million in revenues as a result of Cephalon's purchases of modafinil API.

Material Contract Analysis

     In the ordinary course of our business we routinely acquire and sell intellectual property, particularly patents or other rights to manufacture specific products, and we routinely agree to supply API to third parties. Accordingly, we view the Supply Agreement as the type of agreement that "ordinarily accompanies the kind of business conducted by" us, as described in
Item 601(b)(10)(ii) of Regulation S-K.

         The API that we have agreed to supply pursuant to the Supply Agreement does not represent a major part of our products. There were no sales attributable to this API in fiscal 2006. In fiscal 2007, sales attributable to this API were $0.1 million. We expect that sales of this API will represent an immaterial amount of our consolidated sales over the term of the Supply Agreement. Furthermore, the consideration for the intellectual property assets that we sold pursuant to the Supply Agreement was equal to less than 5% of our "Other intangible assets" as of July 1, 2006.

     Based on the foregoing analysis, we concluded that the Supply Agreement was a contract made in the ordinary course of our business and did not fall within any of the four exceptions

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Securities and Exchange Commission
April 2, 2008
Page 7


that would require that such an ordinary course contract be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.


ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     4. PLEASE PROVIDE QUANTITATIVE INFORMATION REGARDING MARKET RISKS ASSOCIATED WITH FOREIGN CURRENCY EXCHANGE RATES IN ACCORDANCE WITH ONE OF THE THREE DISCLOSURE ALTERNATIVES PROVIDED IN ITEM 305(a)(1)(i) OF REGULATION S-K.

     We monitor our risk to foreign currency exchange rates on a quarterly basis. For the year ended June 30, 2007, our operating income was positively affected by $152,000 due to the effect of change in foreign currency exchange rates. For the year ended July 1, 2006, our operating income was positively affected by $137,000 due to the effect of change in foreign currency exchange rates. For the six months ended December 29, 2007, our operating income was negatively affected by $247,000 due to the effect of change in foreign currency exchange rates. Although we have operations in foreign locations, many of them sell to customers in US dollars or Euros but purchase labor and materials in local currency, thus creating a natural offset.

     Based on the above analysis, we believe our exposure to foreign currency exchange risk is immaterial. Accordingly, we have not included quantitative information regarding market risks associated with foreign currency exchange rates in accordance with one of the three disclosure alternatives provided in
Item 305(a)(1)(i) of Regulation S K. We will continue to monitor our exposure to foreign currency exchange risk, and should we determine that such exposure is material, we will include the quantitative information required by Item 305(a)(1)(i).


ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     5. YOU NOTE ON PAGE 10 OF YOUR FILING THAT WAL-MART IS A SIGNIFICANT CUSTOMER, ONE WHICH ACCOUNTED FOR 21% OF CONSOLIDATED NET SALES FOR FISCAL 2007. IF YOU HAVE A WRITTEN AGREEMENT WITH WAL-MART, PLEASE DESCRIBE ITS MATERIAL TERMS IN THE BUSINESS SECTION, AND FILE IT AS AN
          EXHIBIT IN ACCORDANCE WITH ITEM 601(b)(10)(II)(B) OF REGULATION S-K. IF YOU BELIEVE YOU ARE NOT SUBSTANTIALLY DEPENDENT ON THE AGREEMENT, PROVIDE US WITH AN ANALYSIS SUPPORTING YOUR DETERMINATION.

     We sell products to Wal-Mart pursuant to individual purchase orders placed by Wal-Mart. There is no commitment for Wal-Mart to purchase or for us to sell any minimum amount of products. In the fiscal year ended June 30, 2007, Wal-Mart placed several thousand separate purchase orders with us. None of these purchase orders individually was material to our business.

                                    * * * * *

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Securities and Exchange Commission
April 2, 2008
Page 8


     In connection with this response, we acknowledge the following:

          - The company is responsible for the adequacy and accuracy of the disclosure in the filings;

          - Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          - The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you would like additional information or desire to discuss our responses to your comments, please contact the undersigned via telephone at (269) 686-1941 or via e-mail at tkingma@perrigo.com.

                                  Very truly yours,

                                  /s/  Todd W. Kingma

                                  Todd W. Kingma
                                  Executive Vice President, General Counsel and Secretary


cc:  Rose Zukin